AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
Stratifind, Inc.

(Pursuant to Section 102 of the Delaware General Corporation Law)

FIRST: The name of the Corporation is Stratifind, Inc.

SECOND: The registered office of the Corporation in the State of Delaware is 108 W. 13th Street, Suite 100, Wilmington, Delaware 19801, County of New Castle. The registered agent is Vcorp Agent Services, Inc.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares of capital stock authorized to be issued by the Corporation is Twenty Million (20,000,000) shares, consisting of (a) Fifteen Million (15,000,000) shares of Common Stock, par value $0.00001 per share, and (b) Five Million (5,000,000) shares of Preferred Stock, par value $0.00001 per share.

The Board of Directors is authorized, subject to limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in one or more series and to fix the designation, powers, preferences, and relative, participating, optional, or other rights of each such series.

FIFTH: To the fullest extent permitted by the Delaware General Corporation Law, a director of the Corporation shall not be personally liable for monetary damages for breach of fiduciary duty as a director.

SIXTH: To the fullest extent permitted by the Delaware General Corporation Law, as it now exists or may hereafter be amended, no officer of the Corporation shall be personally liable for monetary damages for breach of fiduciary duty as an officer.

SEVENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Corporation.

EIGHTH: The Corporation shall not have cumulative voting for the election of directors.

NINTH: The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated

Certificate of Incorporation to be executed by its duly authorized officer

as of February 4, 2026.

STRATIFIND, INC.

By: _____ *Igor Sokolovsky*

Name: Igor Sokolovsky

Title: Chief Executive Officer

CERTIFICATE OF INCORPORATION

OF

Stratifind, Inc.

(Pursuant to Section 102 of the Delaware General Corporation Law)

FIRST: The name of this Corporation: Stratifind, Inc.

SECOND: The address of its registered office in the State of Delaware is 108 W. 13th Street, Suite 100, Wilmington, DE 19801 in the County of New Castle. The name of its registered agent at such address is Vcorp Agent Services, Inc.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is: 10000 shares Common Stock with 0 par value.

FIFTH: The name and mailing address of the incorporator is Igor Sokolovsky, 300 East 56th Street, Apt 19F, New York, NY 10022

  I, THE UNDERSIGNED, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this October 22, 2025.

Igor Sokolovsky

Igor Sokolovsky,
Incorporator

CERTIFICATE OF FORMATION

OF

Stratifind, LLC

FIRST: The name of the limited liability company is Stratifind, LLC.

SECOND: The address of its registered office in the State of Delaware is 108 W. 13th Street, Suite 100, Wilmington, DE 19801 in the County of New Castle. The name of its registered agent at such address is Vcorp Agent Services, Inc.

THIRD: Members may be admitted in accordance with the terms of the Operating Agreement of the limited liability company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on August 11, 2025.

/s/Igor Sokolovsky
Igor Sokolovsky, Authorized
Person

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:13 PM 08/22/2025
FILED 05:13 PM 08/22/2025
SR 20253765257 - File Number 10306958